EXHIBIT 99.1

NEWS RELEASE

South Bow Reports Third-quarter 2026 Results, Provides 2027 Outlook, and Declares Dividend

CALGARY, Alberta, Nov. 04, 2026 (GLOBE NEWSWIRE) -- South Bow Corp. (TSX & NYSE: SOBO) (South Bow or the Company) reports its third-quarter 2026 financial and operational results and provides its 2027 outlook. Unless otherwise noted, all financial figures in this news release are presented in U.S. dollars.

Highlights

Safety and operational performance

  Recorded third-quarter 2026 average throughput of approximately 586,000 barrels per day (bbl/d) on the Keystone Pipeline. Average throughput on the U.S. Gulf Coast segment of the Keystone Pipeline System was approximately 663,000 bbl/d, with pricing differentials tightening and demand for capacity moderating as the disruptions to global crude oil trade flows observed in the second quarter of 2026 eased.
    Throughput on the Keystone Pipeline and the U.S. Gulf Coast segment of the Keystone Pipeline System averaged approximately 599,000 bbl/d and 724,000 bbl/d, respectively, for the nine months ended Sept. 30, 2026.
  Continued to advance remedial actions related to the Milepost 171 (MP-171) incident, including in-line inspections and integrity digs, while continuing to work closely with the Company's in-line inspection technology vendors. Findings from these activities are being incorporated into the Company's remedial work plan, which the Pipeline and Hazardous Materials Safety Administration approved in the third quarter of 2026. Following internal engineering reviews, South Bow began lifting pressure restrictions on certain segments of the Keystone Pipeline.
  During the third quarter of 2026, South Bow experienced a tragic contractor fatality at its Cushing, Okla. facility. The loss was deeply felt across the organization and reinforced South Bow's commitment to protecting the health and safety of everyone who works on or around its assets. The incident remains under investigation.

Financial performance

  Delivered third-quarter 2026 financial results reflecting tighter pricing differentials and moderated demand for capacity on the U.S. Gulf Coast segment of the Keystone Pipeline System compared to the second quarter of 2026.
    Generated revenue of $503 million and net income of $99 million ($0.47/share).
      For the nine months ended Sept. 30, 2026, revenue was $1,540 million and net income was $310 million ($1.49/share).
    Recorded normalized earnings before interest, income taxes, depreciation, and amortization (normalized EBITDA)1 of $248 million, in line with expectations and down 11% from the second quarter of 2026.
      For the nine months ended Sept. 30, 2026, normalized EBITDA was $785 million.
    Reported distributable cash flow1 of $187 million, up 7% from the second quarter of 2026, supported by a one-time favourable current income tax adjustment.
      For the nine months ended Sept. 30, 2026, distributable cash flow was $530 million.
  Continued to advance the Company's deleveraging priority, with total long-term debt and net debt1 of $5.4 billion and $4.4 billion, respectively, at the end of the third quarter of 2026. As at Sept. 30, 2026, the Company's net debt-to-normalized EBITDA ratio1 was 4.3 times, down from 4.4 times as at June 30, 2026.
    Repurchased and extinguished $320 million aggregate principal amount of U.S. dollar-denominated senior unsecured notes for cash consideration of $314 million during the third quarter of 2026.

Returns to shareholders

  Returned $104 million or $0.50/share to shareholders in the third quarter of 2026 through South Bow's sustainable dividend.
  Declared a quarterly dividend of $0.50/share, payable on Jan. 15, 2027, to shareholders of record at the close of business on Dec. 31, 2026. The dividend will be designated as an eligible dividend for Canadian income tax purposes.

Corporate updates

  South Bow's board of directors (the Board) has approved the Company's 2027 budget, with a continued focus on advancing its growth strategy, strengthening its financial position, and delivering strong and sustainable returns to shareholders. Normalized EBITDA is projected to be approximately $1,070 million, within a range of 2%. See "Outlook" in this news release for additional details.
  Increased 2026 distributable cash flow guidance by 4% to $690 million, within a range of 2%, primarily reflecting lower-than-expected current income taxes. Reaffirmed all other 2026 financial guidance, including normalized EBITDA of $1,040 million, within a range of 2% at the upper end and 1% at the lower end. See "Outlook" in this news release for additional details.
  Continued execution planning, permitting activities, and stakeholder engagement across the Company's growth initiatives, including South Bow's proposed Prairie Connector project and the jointly proposed Liberty Bridge Pipeline project with Bridger Pipeline LLC (Bridger), which are advancing as planned toward a targeted mid-2027 final investment decision (FID). See "Growth initiatives" in this news release for additional details.
  Published South Bow's inaugural 2025 Sustainability Report, providing an overview of the Company's sustainability approach, priorities, and performance. The report is available on South Bow's website at www.southbow.com.

South Bow's unaudited consolidated interim financial statements and notes (the financial statements) as at and for the three and nine months ended Sept. 30, 2026, and related management's discussion and analysis (the Q3 2026 MD&A) are available on South Bow's website at www.southbow.com, under South Bow's SEDAR+ profile at www.sedarplus.ca, and in South Bow's filings with the U.S. Securities and Exchange Commission (SEC) at www.sec.gov. Certain disclosure within "Specified Financial Measures" in the Q3 2026 MD&A is incorporated by reference into this news release.

Financial and operational results

$ millions, unless otherwise noted	Three Months Ended			Nine Months Ended
	June 30, 2026	Sept. 30, 2026	Sept. 30, 2025	Sept. 30, 2026	Sept. 30, 2025
FINANCIAL RESULTS
Revenue	546	503	461	1,540	1,483
Income from equity investments	14	13	12	40	38
Net income	134	99	93	310	277
Per share [1]	0.64	0.47	0.45	1.49	1.33
Normalized net income [2]	104	99	99	295	284
Per share 1 2	0.50	0.47	0.47	1.41	1.36
Income before income taxes	174	108	104	382	344
Normalized EBITDA [2]	280	248	254	785	770
Keystone Pipeline System	259	234	260	726	729
Marketing	2	(3)	(17)	8	(2)
Intra-Alberta & Other	19	17	11	51	43
Distributable cash flow [2]	175	187	236	530	560
Dividends declared	104	104	104	312	312
Per share [1]	0.50	0.50	0.50	1.50	1.50
Total capital expenditures [3]	13	13	39	34	146
Total long-term debt	5,734	5,416	5,751	5,416	5,751
Net debt 2 4	4,594	4,440	4,836	4,440	4,836
Net debt-to-normalized EBITDA (ratio) [2]	4.4	4.3	4.6	4.3	4.6
Common shares outstanding, weighted average diluted (millions)	208.8	208.8	208.8	208.7	208.7
Common shares outstanding (millions)	208.6	208.7	208.3	208.7	208.3

OPERATIONAL RESULTS
Keystone Pipeline System Operating Factor (SOF) (%) [5]	93	95	92	95	94
Keystone Pipeline throughput (Mbbl/d)	596	586	584	599	580
U.S. Gulf Coast segment of Keystone Pipeline System throughput (Mbbl/d) [6]	800	663	703	724	730
Marketlink throughput (Mbbl/d)	642	513	547	564	574
  Per-share amounts, with the exception of dividends, are based on weighted average diluted common shares outstanding.
  Non-GAAP financial measure or non-GAAP ratio that does not have a standardized meaning under GAAP and may not be comparable to similar measures presented by other entities. See "Specified financial measures" in this news release.
  Supplementary financial measure. See "Specified Financial Measures" in the Q3 2026 MD&A, certain information from which is incorporated by reference into this news release.
  Includes 50% equity treatment of South Bow's junior subordinated notes.
  SOF measures South Bow's ability to deliver crude oil at the planned maximum rate of the Keystone Pipeline.
  Comprises throughput originating in Hardisty, Alta. transported on the Keystone Pipeline, and throughput originating in Cushing, Okla. transported on Marketlink for destination in the U.S. Gulf Coast.

Growth initiatives

  South Bow remains focused on its growth strategy, including its proposed Prairie Connector project and the joint development of the proposed Liberty Bridge Pipeline project with Bridger. The projects are advancing as planned toward a targeted mid-2027 FID.
  Key activities that remain underway include advancing permitting and land acquisitions, pursuing government assurances related to permit durability, progressing execution planning, refining cost estimates, engaging with communities, landowners, Indigenous and Tribal Nations, and other stakeholders, and evaluating financing alternatives.
  As development activities progress, South Bow and Bridger remain focused on securing the regulatory certainty and permit durability required to support the FID. Any FID will remain subject to the successful completion of these activities and will be evaluated in accordance with South Bow's risk preferences and capital allocation framework.
  South Bow expects its share of total pre-FID development costs to be approximately $65 million in 2026 and approximately $65 million in 2027. The Company will evaluate accelerating certain pre-FID development spending as greater regulatory certainty and permit durability are achieved.
  South Bow continues to evaluate select organic and inorganic growth opportunities that would strengthen the competitiveness of its base business and further diversify its portfolio.

Outlook

Market outlook

  South Bow expects Western Canadian Sedimentary Basin (WCSB) crude oil supply to remain below total pipeline egress capacity in the near term, with supply growth anticipated to outpace incremental egress additions in 2027. This shift is expected to support wider pricing differentials and increased demand for uncommitted capacity on the Keystone Pipeline.
  Crude oil inventories in Cushing, Okla. remain low, contributing to relatively tight pricing differentials to the U.S. Gulf Coast. These market conditions are expected to remain volatile through 2027, potentially tempering demand for uncommitted capacity on the U.S. Gulf Coast segment of the Keystone Pipeline System.

Guidance

  South Bow's annual guidance aims to inform readers about Management's expectations for 2026 and 2027 financial and operational results. Readers are cautioned that these estimates may not be suitable for any other purpose. See "Forward-looking information and statements" in this news release for additional information regarding factors that could cause actual events to differ materially from those anticipated.

2026 guidance

  South Bow is reaffirming its 2026 normalized EBITDA guidance of $1,040 million, within a range of 2% at the upper end and 1% at the lower end.
  South Bow is increasing its 2026 distributable cash flow guidance by 4% to $690 million, within a range of 2%, reflecting lower-than-expected current income taxes.
  All other 2026 guidance items remain unchanged.

South Bow's updated 2026 annual guidance and results for the nine months ended Sept. 30, 2026 are outlined below:

$ millions, except percentages	2026 Guidance 1 2 (Aug. 2026)	2026 Guidance [2] (Nov. 2026)	2026 YTD Actuals [3]
Normalized EBITDA [4]	1,040 +2% / -1%	1,040 +2% / -1%	785
Financial charges [5]	315 +/- 2%	315 +/- 2%	226
Effective tax rate (%)	22% - 23%	22% - 23%	19%
Distributable cash flow [4]	665 +/- 2%	690 +/- 2%	530
Capital expenditures
Growth 4 6 7	80 +/- 10	80 +/- 10	23
Maintenance 4 6 8	25 +/- 10	25 +/- 10	12
  See South Bow's Aug. 5, 2026 news release "South Bow Reports Second-quarter 2026 Results and Declares Dividend", available on South Bow's website at www.southbow.com, under South Bow's SEDAR+ profile at www.sedarplus.ca, and in South Bow's filings with the SEC at www.sec.gov.
  Assumes average foreign exchange rate of C$/U.S.$1.39.
  The historical results for the nine months ended Sept. 30, 2026 should not be relied upon as a basis for forecasting results for the year ended Dec. 31, 2026.
  See the Company's MD&A for the year ended Dec. 31, 2025 for historical normalized EBITDA, distributable cash flow, growth capital expenditures, and maintenance capital expenditures. For such period, normalized EBITDA and distributable cash flow were $1,022 million and $709 million, respectively.
  Comprised of interest expense and interest income and other.
  Supplementary financial measure. See "Specified Financial Measures" in the Q3 2026 MD&A, certain information from which is incorporated by reference into this news release.
  Includes approximately $65 million of anticipated pre-FID development costs associated with the proposed Prairie Connector and Liberty Bridge Pipeline projects, subject to development cost-sharing agreements with open season customers.
  Maintenance capital expenditures are generally recoverable through South Bow's tolling arrangements.

2027 guidance

  South Bow's financial outlook for 2027 is underpinned by the Company's highly contracted cash flows and structural demand for services. Normalized EBITDA is projected to be approximately $1,070 million, within a range of 2%, including increased contributions from the Blackrod Connection Project. The range primarily reflects variability in pricing differentials and the associated demand for uncommitted capacity on South Bow's pipeline systems, with tighter differentials contributing to the lower end of the range and wider differentials supporting the higher end. The majority of South Bow's normalized EBITDA is secured through committed arrangements that carry minimal commodity price or volumetric risk.
  South Bow anticipates that its 2027 financial charges will be approximately $300 million, within a range of 2%. The Company's effective tax rate is expected to range from 22% to 23%.
  Distributable cash flow is expected to be approximately $630 million, within a range of 4%, primarily reflecting higher expected current income taxes relative to 2026.
  South Bow plans to invest approximately $65 million in pre-FID development activities associated with the proposed Prairie Connector and Liberty Bridge Pipeline projects in 2027. The Company will evaluate accelerating certain pre-FID development spending as greater regulatory certainty and permit durability are achieved.
  2027 maintenance capital expenditures are estimated to be approximately $40 million, within a range of $10 million, reflecting increased maintenance activity relative to 2026, including planned investments in operational systems and infrastructure. These expenditures are generally recoverable through South Bow's tolling arrangements.
  South Bow expects its net debt-to-normalized EBITDA ratio to decline modestly through 2027, reflecting continued progress on the Company's deleveraging priority.

South Bow's 2027 annual guidance is outlined below:

$ millions, except percentages	2027 Guidance [1]
Normalized EBITDA [2]	1,070 +/- 2%
Financial charges [3]	300 +/- 2%
Effective tax rate (%)	22% - 23%
Distributable cash flow [2]	630 +/- 4%
Capital expenditures
Growth 2 4 5	65
Maintenance 2 4 6	40 +/- 10
  Assumes average foreign exchange rate of C$/U.S.$1.39.
  See the Company's MD&A for the year ended Dec. 31, 2025 for historical normalized EBITDA, distributable cash flow, growth capital expenditures, and maintenance capital expenditures. For such period, normalized EBITDA and distributable cash flow were $1,022 million and $709 million, respectively.
  Comprised of interest expense and interest income and other.
  Supplementary financial measure. See "Specified Financial Measures" in the Q3 2026 MD&A, certain information from which is incorporated by reference into this news release.
  Includes approximately $65 million of anticipated pre-FID development costs associated with the proposed Prairie Connector and Liberty Bridge Pipeline projects, subject to development cost-sharing agreements with open season customers.
  Maintenance capital expenditures are generally recoverable through South Bow's tolling arrangements.

Capital allocation priorities

  South Bow takes a disciplined approach to capital allocation to preserve optionality and maximize total shareholder returns over the long term. The Company's capital allocation priorities are built on a foundation of financial strength and supported by South Bow's stable, predictable cash flows. South Bow's capital allocation priorities include:
    paying a sustainable base dividend;
    strengthening the Company's investment-grade financial position; and
    leveraging existing infrastructure within South Bow's strategic corridor to offer customers competitive connections, enhanced optionality, and value chain expansions.

Organizational update

  Heather Krislock has been appointed Senior Vice President and Chief Operating Officer (COO), and Richard Prior has been appointed to the newly created role of Senior Vice President and Chief Commercial Officer (CCO), effective Oct. 19, 2026.
  Ms. Krislock is a professional engineer with 25 years of energy industry experience, including operational, technical, and commercial leadership experience at TC Energy Corp., Canadian Natural Resources Limited, and Devon Energy Corp. As COO, she will lead South Bow's safety, operations, and engineering functions.
  As CCO, Mr. Prior will lead South Bow's commercial, business development, and corporate development activities, with a focus on optimizing and growing the Company's asset base.

Conference call and webcast details

South Bow's senior leadership will host a conference call and webcast to discuss the Company's third-quarter 2026 results and 2027 outlook on Nov. 5, 2026 at 9 a.m. Alberta Time (10 a.m. Eastern Time).

Date	Nov. 5, 2026
Time	9 a.m. Alberta Time (10 a.m. Eastern Time)
Conference call link	https://register-conf.media-server.com/register/BIa7402a5cdcaa479db55c17f5398b28df
Webcast link	https://edge.media-server.com/mmc/p/n9ibtxdb

Register ahead of time to receive a unique PIN to access the conference call via telephone. Once registered, participants can dial into the conference call from their telephone via the unique PIN or click on the "Call Me" option to receive an automated call directly on their telephone.

Visit www.southbow.com/investors for the replay following the event.

Specified financial measures

Non-GAAP financial measures and non-GAAP ratios

In this news release, South Bow references certain non-GAAP financial measures and non-GAAP ratios that do not have standardized meanings under GAAP and may not be comparable to similar measures presented by other entities. These non-GAAP financial measures and non-GAAP ratios include adjustments to the composition of the most directly comparable GAAP measures. Management considers these non-GAAP financial measures and non-GAAP ratios to be important in evaluating and understanding the operational performance and liquidity of South Bow. These non-GAAP financial measures and non-GAAP ratios should not be considered in isolation or as a substitute for financial information or measures of performance presented in accordance with GAAP.

South Bow's non-GAAP financial measures used in this news release include:

  normalized EBITDA;
  segment normalized EBITDA;
  normalized net income;
  distributable cash flow; and
  net debt.

South Bow's non-GAAP ratios used in this news release include:

  normalized net income per share; and
  net debt-to-normalized EBITDA ratio.

These non-GAAP financial measures and non-GAAP ratios are further described below, with a reconciliation to their most directly comparable GAAP measure.

Normalizing items

Normalized measures are, or include, non-GAAP financial measures and non-GAAP ratios and include normalized EBITDA, segment normalized EBITDA, normalized net income, normalized net income per share, distributable cash flow, and net debt-to-normalized EBITDA ratio. Management uses these normalized measures to assess the financial performance of South Bow's operations and compare period-over-period results. During certain reporting periods, the Company may incur costs that are not indicative of core operations or results. These normalized measures represent income (loss), adjusted for specific normalizing items that are believed to be significant; however, are not reflective of South Bow's underlying operations in the period.

These specific normalizing items include gains or losses on sales of assets or assets held for sale, unrealized fair value adjustments related to risk management activities, tariff charges, separation, acquisition, integration, and restructuring costs, and other charges, including but not limited to, impairment, contractual costs, preliminary costs associated with major business development projects, and settlements.

South Bow excludes the unrealized fair value adjustments related to risk management activities, as these represent the changes in the fair value of derivatives, but do not accurately reflect the gains and losses that will be realized at settlement and impact income. Therefore, South Bow does not consider these items reflective of the Company's underlying operations, despite providing effective economic hedges. Realized gains and losses on grade financial contracts are adjusted to improve comparability, as they settle in a subsequent period to the underlying transaction they are hedged against.

South Bow excludes tariff charges as they are not reflective of ongoing business conducted by the Company and are subject to uncertainty.

Separation costs relate to internal costs and external fees incurred in connection with the spinoff from TC Energy Corp. on Oct. 1, 2024. These items have been excluded from normalized measures, as Management does not consider them reflective of ongoing operations and they are non-recurring in nature.

Business development projects represent initial expenditures incurred by the Company for the evaluation of future growth projects. These costs have been excluded from normalized measures, as Management does not consider them reflective of ongoing operations conducted by the Company.

Normalized EBITDA and segment normalized EBITDA

Normalized EBITDA and segment normalized EBITDA are used as measures of earnings from ongoing operations. Management uses these measures to monitor and evaluate the financial performance of the Company's operations and to identify and evaluate trends. These measures are useful for investors as they allow for a more accurate comparison of financial performance of the Company across periods for ongoing operations. Normalized EBITDA and segment normalized EBITDA represent income (loss) before income taxes, adjusted for the normalizing items described above under the heading "Normalizing items", in addition to excluding charges for depreciation and amortization, interest expense, interest income and other, and other income.

Normalized EBITDA guidance is a forward-looking non-GAAP financial measure. South Bow does not provide a reconciliation of such forward-looking measures to the most directly comparable financial measure calculated and presented in accordance with GAAP due to unknown variables and the uncertainty related to future results. These unknown variables may be inherently difficult to determine without unreasonable efforts. Guidance for normalized EBITDA is calculated in the same manner as described above for historical normalized EBITDA.

The following table reconciles income (loss) before income taxes to normalized EBITDA for the indicated periods:

$ millions	Three Months Ended			Nine Months Ended
	June 30, 2026	Sept. 30, 2026	Sept. 30, 2025	Sept. 30, 2026	Sept. 30, 2025
Income before income taxes	174	108	104	382	344
Adjusted for specific items:
Depreciation and amortization	65	62	64	191	189
Interest expense	84	86	84	254	248
Interest income and other	(5)	(12)	(9)	(28)	(23)
Other income	—	—	(20)	—	(20)
Risk management instruments	(37)	7	(16)	2	(25)
Keystone variable toll disputes	—	—	43	(18)	43
Separation costs	—	—	2	1	8
Business development projects	—	1	—	6	—
Tariff charges	—	—	—	—	1
Keystone XL costs and other	(1)	(4)	2	(5)	5
Normalized EBITDA	280	248	254	785	770

The following tables reconcile income (loss) before income taxes to normalized EBITDA by operating segment for the indicated periods:

$ millions	Three Months Ended June 30, 2026
	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	202	41	(69)	174
Adjusted for specific items:
Depreciation and amortization	60	—	5	65
Interest expense	—	—	84	84
Interest income and other	(2)	(2)	(1)	(5)
Other income	—	—	—	—
Risk management instruments	—	(37)	—	(37)
Keystone variable toll disputes	—	—	—	—
Separation costs	—	—	—	—
Business development projects	—	—	—	—
Tariff charges	—	—	—	—
Keystone XL costs and other	(1)	—	—	(1)
Segment normalized EBITDA	259	2	19	280

$ millions	Three Months Ended Sept. 30, 2026
	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	179	(10)	(61)	108
Adjusted for specific items:
Depreciation and amortization	59	—	3	62
Interest expense	2	—	84	86
Interest income and other	(2)	—	(10)	(12)
Other income	—	—	—	—
Risk management instruments	—	7	—	7
Keystone variable toll disputes	—	—	—	—
Separation costs	—	—	—	—
Business development projects	—	—	1	1
Tariff charges	—	—	—	—
Keystone XL costs and other	(4)	—	—	(4)
Segment normalized EBITDA	234	(3)	17	248

$ millions	Three Months Ended Sept. 30, 2025
	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	178	1	(75)	104
Adjusted for specific items:
Depreciation and amortization	60	—	4	64
Interest expense	1	—	83	84
Interest income and other	(4)	(2)	(3)	(9)
Other income	(20)	—	—	(20)
Risk management instruments	—	(16)	—	(16)
Keystone variable toll disputes	43	—	—	43
Separation costs	—	—	2	2
Business development projects	—	—	—	—
Tariff charges	—	—	—	—
Keystone XL costs and other	2	—	—	2
Segment normalized EBITDA	260	(17)	11	254

$ millions	Nine Months Ended Sept. 30, 2026
	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	578	9	(205)	382
Adjusted for specific items:
Depreciation and amortization	179	—	12	191
Interest expense	2	—	252	254
Interest income and other	(10)	(3)	(15)	(28)
Other income	—	—	—	—
Risk management instruments	—	2	—	2
Keystone variable toll disputes	(18)	—	—	(18)
Separation costs	—	—	1	1
Business development projects	—	—	6	6
Tariff charges	—	—	—	—
Keystone XL costs and other	(5)	—	—	(5)
Segment normalized EBITDA	726	8	51	785

$ millions	Nine Months Ended Sept. 30, 2025
	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	530	24	(210)	344
Adjusted for specific items:
Depreciation and amortization	178	—	11	189
Interest expense	1	—	247	248
Interest income and other	(8)	(2)	(13)	(23)
Other income	(20)	—	—	(20)
Risk management instruments	—	(25)	—	(25)
Keystone variable toll disputes	43	—	—	43
Separation costs	—	—	8	8
Business development projects	—	—	—	—
Tariff charges	—	1	—	1
Keystone XL costs and other	5	—	—	5
Segment normalized EBITDA	729	(2)	43	770

Normalized net income and normalized net income per share

Normalized net income represents net income adjusted for the normalizing items described above under the heading "Normalizing items" and is used by Management to assess the earnings that it believes are representative of South Bow's operations. By adjusting for non-recurring items and other factors that do not reflect the Company's ongoing performance, normalized net income provides a clearer picture of the Company's continuing operations. This measure is particularly useful for investors as it allows for a more accurate comparison of financial performance and trends across different periods. On a per-share basis, normalized net income is derived by dividing the normalized net income by the weighted average diluted common shares outstanding at the end of the period. Management believes this per-share measure is valuable for investors as it provides insight into South Bow's profitability on a per-share basis, assisting in evaluating the Company's performance.

The following table reconciles net income to normalized net income for the indicated periods:

$ millions, except common shares outstanding and per-share amounts	Three Months Ended			Nine Months Ended
	June 30, 2026	Sept. 30, 2026	Sept. 30, 2025	Sept. 30, 2026	Sept. 30, 2025
Net income	134	99	93	310	277
Adjusted for specific items:
Other income	—	—	(20)	—	(20)
Risk management instruments	(37)	7	(16)	2	(25)
Keystone variable toll disputes	—	1	40	(18)	40
Separation costs	—	—	2	1	8
Business development projects	—	1	—	6	—
Tariff charges	—	—	—	—	1
Gain on extinguishment of senior unsecured notes	—	(5)	—	(5)	—
Keystone XL costs and other	(1)	(4)	2	(5)	5
Tax effect of the above adjustments	8	—	(2)	4	(2)
Normalized net income	104	99	99	295	284
Common shares outstanding, weighted average diluted (millions)	208.8	208.8	208.8	208.7	208.7
Normalized net income per share - diluted	0.50	0.47	0.47	1.41	1.36

Distributable cash flow

Distributable cash flow is used to assess the cash generated through business operations that can be used for South Bow's capital allocation decisions, helping investors understand the Company's cash-generating capabilities and its potential for returning value to shareholders. Distributable cash flow is based on income (loss) before income taxes, adjusted for depreciation and amortization, the normalizing items described above under the heading "Normalizing items", and further adjusted for specific items, including income and distributions from the Company's equity investments, maintenance capital expenditures, which are capitalized and generally recoverable through South Bow's tolling arrangements, and current income taxes.

Distributable cash flow guidance is a forward-looking non-GAAP financial measure. South Bow does not provide a reconciliation of such forward-looking measure to the most directly comparable financial measure calculated and presented in accordance with GAAP due to unknown variables and the uncertainty related to future results. These unknown variables may be inherently difficult to determine without unreasonable efforts. Guidance for distributable cash flow is calculated in the same manner as described above for historical distributable cash flow, as applicable.

The following table reconciles income (loss) before income taxes to distributable cash flow for the indicated periods:

$ millions	Three Months Ended			Nine Months Ended
	June 30, 2026	Sept. 30, 2026	Sept. 30, 2025	Sept. 30, 2026	Sept. 30, 2025
Income before income taxes	174	108	104	382	344
Adjusted for specific items:
Depreciation and amortization	65	62	64	191	189
Income from equity investments	(14)	(13)	(12)	(40)	(38)
Distributions from equity investments	3	21	14	42	51
Maintenance capital expenditures 1 2	(4)	(4)	(11)	(12)	(32)
Current income tax recovery (expense)	(19)	13	71	(18)	39
Normalizing items, net of tax [3]	(30)	—	6	(15)	7
Distributable cash flow	175	187	236	530	560
  Supplementary financial measure. See "Specified Financial Measures" in the Q3 2026 MD&A, certain information from which is incorporated by reference into this news release.
  Maintenance capital expenditures are generally recoverable through South Bow's tolling arrangements.
  Refers to the adjustments made to normalized net income, net of tax, and includes other income, risk management instruments, Keystone variable toll disputes, separation costs, business development projects, tariff charges, gain on extinguishment of senior unsecured notes, and Keystone XL costs and other.

Net debt and net debt-to-normalized EBITDA ratio

Net debt is used as a key leverage measure to assess and monitor South Bow's financing structure, providing an overview of the Company's long-term debt obligations, net of cash and cash equivalents. Management believes this measure is useful for investors as it offers insights into the Company's financial health and its ability to manage and service its debt obligations. Net debt is defined as the sum of total debt with 50% equity treatment of the Company's junior subordinated notes, operating lease liabilities, and dividends payable, less cash and cash equivalents.

Net debt-to-normalized EBITDA ratio is used to monitor South Bow's leverage position relative to its normalized EBITDA for the trailing four quarters. This ratio provides investors with insight into the Company's ability to service its long-term debt obligations relative to its operational performance. A lower ratio indicates stronger financial health and greater capacity to meet its debt obligations.

The following table reconciles total long-term debt to net debt as at the dates indicated:

$ millions, except ratios	June 30, 2026	Sept. 30, 2026	Sept. 30, 2025
Senior unsecured notes	4,648	4,330	4,665
Junior subordinated notes	1,086	1,086	1,086
Total long-term debt	5,734	5,416	5,751
Adjusted for:
Hybrid treatment for junior subordinated notes [1]	(543)	(543)	(543)
Operating lease liabilities	25	27	25
Dividends payable	104	104	104
Cash and cash equivalents	(726)	(564)	(501)
Net debt	4,594	4,440	4,836

Normalized EBITDA for the trailing four quarters [2]	1,043	1,037	1,060
Net debt-to-normalized EBITDA (ratio)	4.4	4.3	4.6
  Includes 50% equity treatment of South Bow's junior subordinated notes.
  Calculated as the normalized EBITDA for the trailing four quarters from the applicable period end.

Supplementary financial measures

The information under the heading "Supplementary Financial Measures" in South Bow's Q3 2026 MD&A is incorporated by reference into this news release. The Q3 2026 MD&A is available on South Bow's website at www.southbow.com, under South Bow's SEDAR+ profile at www.sedarplus.ca, and in South Bow's filings with the SEC at www.sec.gov.

Forward-looking information and statements

This news release contains certain forward-looking statements and forward-looking information (collectively, forward-looking statements), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on South Bow's current expectations, estimates, projections, and assumptions in light of its experience and its perception of historical trends. All statements other than statements of historical facts may constitute forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as, "anticipate", "will", "expect", "estimate", "potential", "future", "outlook", "strategy", "maintain", "ongoing", "intend", and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: expectations regarding the remedial actions of the MP-171 incident, including the continued incorporation of findings into the Company's ongoing integrity management programs; expected dividends and the designation thereof; the Company's continued advancement of its growth strategy and its focuses; expectations regarding the advancement of the Prairie Connector project, including continued focus on obtaining regulatory certainty, anticipated timing of a FID, the Company's share of estimated total pre-FID development costs in 2026 and 2027, which are subject to development cost-sharing agreements with open season customers, and the Company's evaluation to accelerate certain pre-FID development spending as greater regulatory certainty and permit durability are achieved; expected pipelines and facilities associated with the Prairie Connector project; the Company's continued evaluation of select organic and inorganic growth opportunities that would strengthen the competitiveness of its base business and provide portfolio diversification; expectations regarding the Company's continued focus in 2027 on advancing its growth strategy, strengthening the Company's financial position, and delivering strong and sustainable returns to shareholders; expectations regarding the advancement of the Liberty Bridge Pipeline project, including continued focus on obtaining regulatory certainty, anticipated timing of a FID, the Company's share of estimated total pre-FID development costs in 2026 and 2027, which are subject to development cost-sharing agreements with open season customers, and the Company's evaluation to accelerate certain pre-FID development spending as greater regulatory certainty and permit durability are achieved; that South Bow's strategically positioned infrastructure continues to play an important role in connecting growing Western Canadian crude oil supply to key refining and export markets; South Bow's updated financial guidance for 2026 and beyond, including 2026 and 2027 normalized EBITDA, 2026 and 2027 financial charges, 2026 and 2027 effective tax rates, 2026 and 2027 distributable cash flow, 2026 and 2027 growth and maintenance capital expenditures, and the Company's share of the total amount of pre-FID development costs anticipated to be incurred in 2026 and 2027; expectations that WCSB crude oil supply will remain below total pipeline egress capacity in the near term, that supply growth will outpace incremental egress additions in 2027, and the results and impacts thereof; expectations regarding demand for capacity on the U.S. Gulf Coast segment of the Keystone Pipeline System; expectations that crude oil inventories in Cushing, Okla. will remain low and associated market conditions could remain volatile through 2027, and the results and impacts thereof; South Bow's expectation that its net debt-to-normalized EBITDA ratio will decline modestly through 2026 and 2027; that South Bow's maintenance capital expenditures in 2026 and 2027 will generally be recoverable through its tolling arrangements; South Bow's corporate vision and strategy, including its strategic and capital allocation priorities, its satisfaction thereof, and outlook; and South Bow's financial strength and flexibility.

The forward-looking statements are based on certain assumptions that South Bow has made in respect thereof as of the date of this news release regarding, among other things: oil and gas industry development activity levels and the geographic region of such activity; WCSB crude oil supply; that favourable market conditions exist and that South Bow has and will have available capital to fund its capital expenditures and other planned spending; prevailing commodity prices, interest rates, inflation levels, carbon prices, tax rates, and exchange rates; the ability of South Bow to maintain current credit ratings; the availability of capital to fund future capital requirements; future operating costs; asset integrity costs; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; the timely and effective implementation of the plan to remediate the material weakness in the Company's internal controls; and prevailing regulatory, tax, and environmental laws and regulations.

Although South Bow believes the assumptions and other factors reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these assumptions and factors will prove to be correct and, as such, forward-looking statements are not guarantees of future performance. Forward-looking statements are subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to: the regulatory environment and related decisions and requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; the strength and operations of the energy industry; weakness or volatility in commodity prices; non-performance or default by counterparties; actions taken by governmental or regulatory authorities; the impacts of ongoing geopolitical events; the ability of South Bow to acquire or develop and maintain necessary infrastructure; fluctuations in operating results; adverse general economic and market conditions; the ability to access various sources of debt and equity capital on acceptable terms; the remediation of the material weakness in the Company's internal controls and the timing thereof; the identification of additional material weaknesses or deficiencies in the Company's internal controls; and adverse changes in credit. The foregoing list of assumptions and risk factors should not be construed as exhaustive. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the results implied by forward-looking statements, refer to South Bow's annual information form for the year ended Dec. 31, 2025, available under South Bow's SEDAR+ profile at www.sedarplus.ca and, from time to time, in South Bow's public disclosure documents, available on South Bow's website at www.southbow.com, under South Bow's SEDAR+ profile at www.sedarplus.ca, and in South Bow's filings with the SEC at www.sec.gov.

The forward-looking information in this news release also includes financial outlooks and other related forward-looking information. Management approved the financial outlooks contained in this news release, including 2026 and 2027 normalized EBITDA, 2026 and 2027 financial charges, 2026 and 2027 effective tax rates, 2026 and 2027 distributable cash flow, 2026 and 2027 growth and maintenance capital expenditures, 2026 and 2027 net debt-to-normalized EBITDA ratio, and the Company's share of the total amount of pre-FID development costs for the proposed Prairie Connector and Liberty Bridge Pipeline projects anticipated to be incurred in 2026 and 2027, as of the date of this news release. This financial outlook information is based on, among other things, the various assumptions disclosed in this news release, including those under "Forward-looking information and statements" as of the date hereof. The internal projections, expectations, or beliefs are based on the 2026 and 2027 budgets, which are subject to change in light of ongoing results, prevailing economic conditions, commodity prices, and industry conditions and regulations. The purpose of these financial outlooks is to inform readers about Management's expectations for the Company's financial and operational results in 2026 and 2027, and such information may not be appropriate for other purposes.

South Bow's future shareholder distributions, including but not limited to the payment of dividends, if any, and the level thereof, is uncertain. Any decision to pay dividends on South Bow's shares (including the actual amount, the declaration date, the record date, and the payment date in connection therewith and any special dividends) will be subject to the discretion of the Board and may depend on a variety of factors, including, without limitation, South Bow's business performance, financial condition, financial requirements, growth plans, expected capital requirements, and other conditions existing at such future time, including, without limitation, contractual restrictions and satisfaction of the solvency tests imposed on South Bow under applicable corporate law. Further, the actual amount, the declaration date, the record date, and the payment date of any dividend are subject to the discretion of the Board. There can be no assurance that South Bow will pay dividends in the future.

The forward-looking statements contained in this news release speak only as of the date hereof. South Bow does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. All forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

About South Bow

South Bow safely operates 4,900 kilometres (3,045 miles) of crude oil pipeline infrastructure, connecting Alberta crude oil supplies to U.S. refining markets in Illinois, Oklahoma, and the U.S. Gulf Coast through our unrivalled market position. We take pride in what we do—providing safe and reliable transportation of crude oil to North America's highest demand markets. As an investment-grade entity based in Calgary, Alberta, South Bow's common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol SOBO. To learn more, visit www.southbow.com.

Contact information
Investor Relations	Media Relations
Martha Wilmot	Kristin Anderson
investor.relations@southbow.com	communications@southbow.com

1 Non-GAAP financial measure or non-GAAP ratio that does not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures presented by other entities. See "Specified financial measures" in this news release.